FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit 1	Total Voting Rights dated 31st May 2011
Exhibit 2	Director/PDMR Shareholding dated 1st June 2011
Exhibit 3	Publication of Prospectus dated 7th June 2011
Exhibit 4	Publication of Prospectus dated 7th June 2011
Exhibit 5	Deutsche Bank Global Financials Conference dated 8th June 2011
Exhibit 6	Blocklisting dated 8th June 2011
Exhibit 7	Director/PDMR Shareholding dated 8th June 2011
Exhibit 8	Goldman Sachs European Financials Conference dated 9th June 2011
Exhibit 9	Publication of Prospectus dated 14th June 2011
Exhibit 10	Publication of Prospectus dated 15th June 2011
Exhibit 11	Director/PDMR Shareholding dated 21st June 2011
Exhibit 12	Notification of Major Interest in Shares dated 23rd June 2011

Exhibit 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 May 2011:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-May-11

Ordinary shares of £0.25	58,581,978,459	1	58,581,978,459
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	4	5,000,000
Non-cumulative Preference Shares of €0.01 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	4	92,503,476
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	4	88,452,640
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	4	39,533,228
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	4	82,587,752
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	4	40,655,728
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	109,748,615,534		59,015,220,119

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8. State the nature of the transaction

Sale of 1,390,151 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 2,664,006 restricted shares.  Mr Hester has retained 1,273,855 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

1,273,855

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00217%

11. Number of shares, debentures or financial instruments relating to shares disposed

1,390,151

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00237%

13. Price per share or value of transaction

£0.4259

14. Date and place of transaction

31 May 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,119,349 shares     0.00873%

16. Date issuer informed of transaction

31 May 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

1 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Nathan Mark Bostock

8. State the nature of the transaction

Release and sale of 241,053 ordinary shares from The Royal Bank of Scotland Group plc Restricted Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

241,053

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00041%

13. Price per share or value of transaction

£0.4262

14. Date and place of transaction

1 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

728,398 shares     0.00124%

16. Date issuer informed of transaction

1 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

1 June 2011

Exhibit 3

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
£90,000,000,000 Euro Medium Term Note Programme dated 7 June 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0332I_-2011-6-7.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 4

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Offering Memorandum relating to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
U.S.$35,000,000,000 Medium-Term Note Program dated 7 June 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0363I_-2011-6-7.pdf

A copy of the above Offering Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Memorandum may be addressed to and/or targeted at persons who are residents of particular countries specified in the Offering Memorandum only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

The Royal Bank of Scotland Group plc (RBS) - Deutsche Bank Global Financials Conference

John Hourican, CEO Global Banking & Markets, will present at the Deutsche Bank Global Financials Conference in New York on Wednesday 8th June 2011 at 9.45am (EST).  The slides will be available on our website
www.rbs.com/ir
shortly before the presentation commences.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit 6

Company Announcement

The Royal Bank of Scotland Group plc
Employee Share Plans

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of 1,000,000,000 ordinary shares of 25 pence each.  These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following employee share plans:

(i) The Royal Bank of Scotland Group plc 2007 Sharesave Plan;
(ii) The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan;
(iii) The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan;
(iv) The Royal Bank of Scotland Group plc Medium-term Performance Plan;
(v) The Royal Bank of Scotland Group plc 2010 Long-term Incentive Plan;
(vi) The Royal Bank of Scotland Group plc 2010 Deferral Plan; and
(vii) The Royal Bank of Scotland Group plc 2010 Company Share Option Plan.

Participants in these employee share plans have or will become entitled to these new shares following the exercise of share options or allocation of share awards.  The shares will rank equally with the existing ordinary shares of the Company.  Application has been made for the 1,000,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 9 June 2011.

Further copies of this announcement are available at the Company's offices at RBS Gogarburn, Edinburgh and at the Company Announcements Department, The Stock Exchange.

Contact for queries:

Mr Peter Helmn
The Royal Bank of Scotland Group plc
Ground Floor, Business House G
Gogarburn, PO Box 1000
Edinburgh
EH12 1HQ

Exhibit 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

297

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000005%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.4207

14. Date and place of transaction

7 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

240,470 shares     0.00041%

16. Date issuer informed of transaction

7 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 June 2011

Exhibit 8

The Royal Bank of Scotland Group plc (RBS) - Goldman Sachs European Financials Conference

Nathan Bostock, Head of Group Restructuring & Risk, will present at the Goldman Sachs European Financials Conference in Paris on Thursday 9th June 2011 at 12.10am (CET).  The slides will be available on our website
www.rbs.com/ir
shortly before the presentation commences.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit 9

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 14 June 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4379I_-2011-6-14.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 10

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
U.S.$35,000,000,000 Medium-Term Note Program dated 15 June 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5232I_-2011-6-15.pdf

A copy of the above Supplementary Offering Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Ellen Alemany

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ellen Alemany

8 State the nature of the transaction

Release of 1,819,345 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan
.  The number of ordinary shares received has been reduced by the amount required to discharge Ms Alemany's relevant tax liability.  Following this reduction, Ms Alemany has received 1,004,824 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

1,004,824

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0017%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,629,439                    0.00275%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Nathan Mark Bostock

8 State the nature of the transaction

Release of 577,543 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan on 20 June 2011
.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Bostock's relevant tax liability.  Following this reduction, Mr Bostock has sold the balance of 277,221 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

277,221

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00047%

11. Number of shares, debentures or financial instruments relating to shares disposed

277,221

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00047%

13. Price per share or value of transaction

£0.38964

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

728,398                       0.00123%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Paul Robert Geddes

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Paul Robert Geddes

8 State the nature of the transaction

Release of 396,030 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan on 20 June 2011
.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Geddes' relevant tax liability.  Following this reduction, Mr Geddes has sold the balance of 190,095 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

190,095

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00032%

11. Number of shares, debentures or financial instruments relating to shares disposed

190,095

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00032%

13. Price per share or value of transaction

£0.38964

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

195,198                       0.00033%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Brian Charles Hartzer

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Brian Charles Hartzer

8 State the nature of the transaction

Release of 385,029 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan
.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Hartzer's relevant tax liability.  Following this reduction, Mr Hartzer has received 184,813 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

184,813

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00031%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

449,130                       0.00076%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

17) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
18) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
19) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
20) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

John Patrick Hourican

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Patrick Hourican

8 State the nature of the transaction

Release of 2,420,179 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan on 20 June 2011
.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Hourican's relevant tax liability.  Following this reduction, Mr Hourican has sold the balance of 1,161,688 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

1,161,688

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00196%

11. Number of shares, debentures or financial instruments relating to shares disposed

1,161,688

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00196%

13. Price per share or value of transaction

£0.38964

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,132,411                    0.00191%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

21) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
22) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
23) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
24) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Christopher Paul Sullivan

8 State the nature of the transaction

Release of 528,039 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan on 20 June 2011
.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Sullivan's relevant tax liability.  Following this reduction, Mr Sullivan has sold the balance of 253,458 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

253,458

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00043%

11. Number of shares, debentures or financial instruments relating to shares disposed

253,458

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00043%

13. Price per share or value of transaction

£0.38964

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

240,470                       0.00041%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

25) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
26) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
27) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
28) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Ron Teerlink

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ron Teerlink

8 State the nature of the transaction

Release of 704,052 ordinary shares from The Royal Bank of Scotland Group plc 2010 Deferral Plan
.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Teerlink's relevant tax liability.  Following this reduction, Mr Teerlink has received 337,944 ordinary shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

337,944

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00057%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

20 June 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

760,168                       0.00128%

16. Date issuer informed of transaction

20 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

24. Name of contact and telephone number for queries

Jason Knauf, Head of Group Media Relations, Royal Bank of Scotland Group
Tel No.  0131 523 4414

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

21 June 2011

Exhibit 12

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	20 June 2011
6. Date on which issuer notified:	23 June 2011
7. Threshold(s) that is/are crossed or reached: vi, vii	Fallen below 67%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007547838	39,644,835,194	39,644,835,194	39,644,835,194	39,644,835,194		66.46%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£0.50 (subject to adjustment)	-	Any time	Up to 51,000,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 46.1%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
90,644,835,194				81.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Andy Donald, UKFI Financial Controller and Compliance Officer
15. Contact telephone number:	+44 (0)20 7070 5941

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Solicitor for the affairs of Her Majesty's Treasury
Contact address (registered office for legal entities)	One Kemble Street, London, WC2B 4TS
Phone number & email	c/o Andy Donald; andy.donald@ukfi.co.uk ; 0207 070 5941
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Andy Donald
Contact address	UKFI, 1a Cockspur Street, London SW1Y 5BG
Phone number & email	andy.donald@ukfi.co.uk ; 0207 070 5941
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	UKFI holds power of attorney to act in TSol's name and on its behalf in connection with all meetings of shareholders held by The Royal Bank of Scotland Group

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary